QUANTITATIVE    ALPHA    TRADING    INC.    ANNOUNCES    APPOINTMENT    OF    NEW

PRESIDENT AND COO OF US SUBSIDIARY

August  17,  2011  (Toronto)  –  Quantitative  Alpha  Trading  Inc.  (CNSX:  QAT)(OTCQB:RTNSF)  (the

“Company”  or  “QAT”)  is  pleased  to  announce  today  that  Mr.  Benjamin  Chesir  has  joined  QAT's  wholly owned  US  subsidiary,  Quantitative  Alpha  Trading  (USA),  LLC,  (“QAT  USA”)  as  President  and  Chief

Operating Officer, with his engagement to commence in mid-September, 2011.

Mr.  Chesir  has  also  agreed  to  join  QAT's  board  of  directors  effective  upon  his  commencement,  replacing

Michael Boulter, who is stepping down as the current transitional phase of the Company comes to an end.

“We  are  delighted  with  this  appointment  and  also  grateful  to  Mr.  Boulter  for  the  service  he  provided  to the  Board  and  to  the  Company  during  a  critical  period  of  reorienting  QAT  for  growth,”  stated  Todd

Halpern, Chair.

Mr.  Chesir  has  over  15  years  of  capital  markets  experience  focusing  on  all  facets  of  trading  and  money management.  He  started  his  career  at  Merrill  Lynch  in  a  variety  of  roles  including  software  developer,

market  data  executive  and  futures  and  options  sales  trader.  Mr.  Chesir  also  served  as  First  Vice  President at  ABN  AMRO  Inc  and  as  a  Director  at  Citigroup,  where  he  built  and  ran  the  risk  management infrastructure and functions for those firms’ North American exchange-traded derivatives businesses.  Mr.

Chesir   joined   the   New   York   Mercantile   Exchange   as   its   Senior   Vice   President   of   New   Product

Development  in  2006  focusing  on  new  initiatives  including  formation  of  the  Green  Exchange,  launch  of

various  index  futures  products,  as  well  as  its  M&A  and  strategic  joint  ventures.   After  the  CME  Group's

acquisition  of  NYMEX  he  took  a  position  at  OTC  Global  Holdings  as  its  Chief  Development  Officer

helping that firm develop and distribute its electronic trading platform to institutional clients and brokers

QAT's  CEO  Jim  McGovern  stated  “We  are  very  pleased  to  have  attracted  such  a  talented  executive  as

Ben  Chesir  to  lead  our  US  operations.   Ben  brings  a  wealth  of  experience  and  strategic  relationships  that will accelerate our US business plan”.

“I  am  excited  to  be  joining  an  entrepreneurial  firm  with  a  tremendous  technology  platform,”  Mr.  Chesir added. “We will be executing joint ventures with multiple organizations as well as developing investment funds for broad distribution”.

Mr. Chesir will be working closely with QAT's Vice Chairman Mr. Richard Schaeffer, also based in New

York City.

About QAT

For  more  than  a  decade,  QAT  has  been  researching,  developing  and  maintaining  proprietary  algorithmic securities trading systems that operate across numerous financial markets. Relying on behavioural science

patterns,   the   Company’s   proprietary   systems   use   a   linked   series   of   computer   programs   to   analyze

securities  market  data  in  real-time  and  directly  execute  buy  or  sell  orders  over  the  electronic  securities exchanges while monitoring the status of every trade within a given portfolio without human intervention.

The Company trades on CNSX under the symbol QAT and in the United States on the OTCQB under the symbol RTNSF.

For further information:

Contact: Jim McGovern, Chief Executive Officer, QAT - 1-416-323-0477, jim@qatinc.com

Except  for  historic  information,  the  matters  discussed  in  this  document  contain  certain  forward-looking statements.  These  statements  involve  known  and  unknown  risks,  delays,  uncertainties  and  other  factors not  under  the  Corporation's  control  that  may  cause  actual  results,  levels  of  activity,  performance  or achievements  to  be  materially  different  from  the  results,  levels  of  activity,  performance,  achievements  or expectations expressed or implied by these forward-looking statements.

CNSX has not reviewed and does not accept responsibility for the  adequacy or accuracy of the content of this news release.